Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 11, 2022

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennie Beysolow

Jennifer López-Molina

Division of Corporation Finance

Office of Trade & Services

Savers Value Village, Inc.

Registration Statement on Form S-1

Submitted July 14, 2022

File No. 333-261850

Ladies and Gentlemen:

On behalf of our client, Savers Value Village, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated July 28, 2022 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Company has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 to the Registration Statement (the “Registration Statement”) which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

United States Securities and Exchange Commission

August 11, 2022

The Company has asked us to convey the following as its responses to the Staff:

Risk Factor

Our business depends on our ability to attract and retain suitable workers…page 33

1.

We note your revised disclosure in response to comment 2. Please clarify if you have taken any actions to mitigate inflationary pressures. In this regard, it is unclear if your disclosure relates to actions planned or taken. For example, we note your disclosure that “[u]nless we are able to pass on these increased labor costs to our customers by increasing prices for our products, our profitability and results of operations may be materially and adversely affected.”

Response to Comment 1

The Company acknowledges the Staff’s comment and in response has revised its disclosure on page 33 of the Registration Statement. The Company advises the Staff that while it has increased some product prices, at this time the Company has not identified inflationary pressures as reasonably likely to have a material impact on the Company’s operating results. The Company will continue to monitor whether the inclusion of the impact from this inflationary economy is material to the Company’s profitability and results of operations and will include disclosures when appropriate.

We are subject to risks associated with our indebtedness and debt service, including risks related to changes in interest rates, page 61

2.

Please expand your discussion of interest rates to specifically identify the impact of rate increases on your operations and how your business has been affected. For example, describe whether your borrowing costs have recently increased or are expected to increase and your ability to pass along your increased costs to your customers.

Response to Comment 2

The Company acknowledges the Staff’s comment and in response has revised its disclosure on page 137 of the Registration Statement. The Company advises the Staff that interest rate increases have not had a material impact on the Company’s results of operations for the periods reported. The Company maintains floating-rate debt that bears interest based on market rates plus an applicable spread, and, as a result, significant increases in interest rates may increase the Company’s financing costs in the future. To mitigate the economic impact, the Company has entered into interest rate swaps, which are designed to act as economic hedges against changes in interest rates.

Uncertainty relating to the LIBOR calculation process…page 62

3.	Please disclose what the acronym “SOFR” represents regarding the preferred alternative rate pertaining to the Senior Credit Agreement.

Response to Comment 3

The Company acknowledges the Staff’s comment and in response has revised its disclosure on page 62 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 92

4.

We note your discussion in the Risk Factor section regarding the potential impact of rising interest rates. Please expand your disclosures here to specifically address how increased interest rates impact your results of operations and financial condition. For example, giving rising rates, describe changes to your pricing strategy in the near-term, adjustments to your planned capital expenditures, expected impacts to your short-term funding costs and the impact on liquidity resulting from your material variable-rate debt outstanding.

United States Securities and Exchange Commission

August 11, 2022

Response to Comment 4

The Company acknowledges the Staff’s comment and in response has revised its disclosure on page 137 of the Registration Statement. As noted in the response to Question #2 above, the Company has not taken specific actions in response to increased interest rates. Our exposure to interest rate risks relates primarily to the interest rates associated with our outstanding variable-rate debt. The Company strives to effectively manage its interest rate risk by periodic monitoring and responding to risk factors on a timely basis. The Company further advises the Staff that rising interest rates have not materially affected the Company’s results of operations or financial condition to date. At this time, the Company does not anticipate any changes to its pricing strategy or changes to its planned capital expenditures as a result of rising interest rates. Furthermore, the Company does not currently anticipate any future liquidity needs resulting from the increase in interest rates.

5.

Please expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates, describe the impact on your long-term debt and how you are funding these additional costs.

Response to Comment 5

The Company acknowledges the Staff’s comment and in response has revised its disclosure on page 137 of the Registration Statement.

Results of Operations

Comparison of three months ended April 2, 2022 (Successor) and three months ended April 3, 2021 (Successor)

Cost of merchandise sold, exclusive of depreciation and amortization, page 105

6.

Please discuss why the percentage of inventory received from OSDs decreased and if this is a known trend. Also, discuss how and why the decrease in the percentage of inventory received from OSDs and an increase in percentage of soft goods inventory processed impacted the increase in the cost of merchandise sold per pound processed.

Response to Comment 6

The Company acknowledges the Staff’s comment and in response has revised its disclosure on pages 97, 105 and 106 of the Registration Statement.

Cash Flows

Comparison of three months ended April 2, 2022 (Successor) and three months ended April 3, 2021 (Successor)

Cash Provided by (Used in) Operating Activities, page 120

7.

Please explain why operating cash for the current year period decreased by nearly $22 million from the prior year period. Discuss whether you expect this lower level of operating cash to continue. Refer to Item 303(b) and (c) of Regulation S-K for guidance regarding material changes from period to period and trend information.

Response to Comment 7

The Company acknowledges the Staff’s comment and in response has revised its disclosure on page 122 of the Registration Statement.

****

United States Securities and Exchange Commission

August 11, 2022

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3052 or David A. Curtiss at (212) 373-3146.

Very truly yours,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Securities and Exchange Commission Ta Tanisha Meadows Doug Jones Savers Value Village, Inc.
Mark Walsh Jay Stasz Richard Medway, Esq. Latham & Watkins LLP Marc D. Jaffe, Esq. Gregory P. Rodgers, Esq. Brittany D. Ruiz, Esq.